SECURITIES AND EXCHANGE COMMISSION
                                 Washington, DC 20549

                                     FORM 12b-25

                             Notification of Late Filing

                                          Commission File Number   0-2642
                                                                 ----------

           (Check one):          Form 10-K and Form 10-KSB    Form 11-K

             Form 20-F         [X] Form 10-Q and Form 10-QSB     Form N-SAR

               For period ended              September 30, 1995
                                ------------------------------------------

             Transition Report on Form 10-K and Form 10-KSB
             Transition Report on Form 20-F
             Transition Report on Form 11-K
             Transition Report on Form 10-Q and Form 10-QSB
             Transition Report on Form N-SAR

               For the transition period ended
                                                  -------------------------

              Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

               Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

               If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                  -----------------------------------------

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                                        PART I
                                REGISTRANT INFORMATION

               Full name of registrant       DE TOMASO INDUSTRIES, INC.
                                       -----------------------------------

               Former name if applicable


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              Address of principal executive office (Street and Number)

                            107 Monmouth Street, PO Box 856
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               City, State and Zip Code          Red Bank, NJ  07701
                                        ----------------------------------

                                       PART II
                                RULE 12b-25(b) AND (c)


               If the subject report could not be filed without unreason-able effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

               [X]    (a)  The reasons described in reasonable detail in Part
          III of this form could not be eliminated without unreasonable effort or expense;

               [X]    (b)  The  subject  annual  report,  semi-annual report,
          transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                    (c)  The  accountant's  statement   or  other   exhibit
          required by Rule 12b-25(c) has been attached if applicable.


                                       PART III
                                      NARRATIVE

               State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

               On July 17, 1995, the Company consummated an acquisition of the operating subsidiaries of Finprogetti S.p.A. Pursuant to the acquisition agreement, the number of shares of the Company's common stock issued to Finprogetti was subject to downward adjustment if certain conditions were not satisfied by September 30, 1995. The number of shares issued to Finprogetti, in turn, largely determined whether the acquisition of the Finprogetti subsidiaries would be accounted for as a purchase or as a reverse acquisition. While the determination date has passed, and the final determination of the number of shares issued to Finprogetti has been made, the Company has not yet completed the financial analysis to determine the effects of this acquisition and related purchase price accounting issues. The problem has been exacer-bated because Finprogetti did not maintain its records in accor-dance with United States GAAP. Management has not yet completed preparation of United States GAAP financial statements for the period ended September 30, 1995.






                                       12b25-2

                                       PART IV
                                  OTHER INFORMATION




               (1) Name and telephone number of person to contact in regard to this notification.

             Howard E. Chase                         212-735-8679
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               (Name)                      (Area Code) (Telephone Number)

               (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was re-quired to file such report(s) been filed? If the answer is no, identify report(s).

                                                             Yes   [X] No

                    Form 8-K for transaction dated July 17, 1995.

               (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             Yes   [X] No

               If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.























                                       12b25-3

                                DE TOMASO INDUSTRIES, INC.
                 ---------------------------------------------------------
                        (Name of Registrant as Specified in Charter)

               Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

          Date      November 10, 1995        By  s/ Howard E. Chase
               -------------------------       ----------------------------
                                                 Howard E. Chase

                    Instruction.   The form  may be signed  by an executive
               officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an autho-rized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.



                                      ATTENTION


               Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).






























                                       12b25-4